

Hugh Olson IV · 3rd

Mortgage Loan Underwriter II | 2nd Lien | Austin, TX

Austin, Texas, United States · **Contact info**

500+ connections

IBC First Equity

Experience



Underwriter II

IBC First Equity · Full-time

Jul 2020 – Present · 1 yr 5 mos

Austin, Texas, United States



Founder

EDTG (Eat Drink To Go) · Self-employed

Mar 2020 – Present · 1 yr 9 mos

Austin, Texas, United States



Business Development Executive

SINC USA · Full-time

Sep 2019 – May 2020 · 9 mos

Austin, Texas Area

SINC USA is a leader in intimate B2B gatherings of Senior IT Executives looking to expand their education, peer connections and understanding of the technologies available to their enterprises.

...see more



Credit Loan Underwriter- 2

Wells Fargo

Oct 2012 – Aug 2019 · 6 yrs 11 mos

Austin, Texas Area

• Analyze information received from credit applications and credit reporting agencies to make prudent credit decisions.

• Negotiate terms and conditions of loan decisions with dealers within established approval/exception guidelines, leveraging risk versus reward, to ensure credit quali ...see more

Education



Scotts Valley High School

High School Diploma

2001 – 2005



Cabrillo College